Exhibit (a)(5)(xiii)

LIMITED BRANDS INCREASES PURCHASE PRICE AND EXTENDS THE

EXPIRATION DATE FOR TENDER OFFER

— UPDATES EARNINGS GUIDANCE —

Columbus, Ohio (November 8, 2004) — Limited Brands, Inc. (NYSE: LTD) announced today that it is increasing the purchase price of its previously announced tender offer to purchase up to $2 billion of its common stock. The new purchase price will not be less than $25.25 per share and not more than $29.00 per share. Previously, the price range of the tender offer was from $21.75 to $25.00 per share. The Company is extending the expiration date of the tender offer to midnight, New York City time, on November 22, 2004. As a result of the price increase, the number of shares that the Company is offering to purchase in the tender offer is reduced to approximately 69 million shares (subject to increase as described in the tender offer documents) from 80 million shares.

The Company stated that it expects to report adjusted third quarter earnings per share of $0.10, including a $0.03 tax benefit primarily from the favorable settlement of state tax matters. The adjusted estimate excludes a $0.06 per share gain related to the New York & Company initial public offering. Previously, the Company had announced that it expected to report adjusted third quarter earnings per share of $0.08 to $0.10, including a $0.02 tax benefit from the favorable settlement of state tax matters. The Company will report actual third quarter earnings on November 18, 2004.

Based on current business trends, the Company is increasing its estimate for adjusted full year earnings per share to $1.35 to $1.42. This estimate excludes any impact from the tender offer transaction, the $0.06 per share gain described above, and previously reported gains of $0.06 per share related to New York & Company’s repayment of their note and repurchase of their warrants and $0.02 per share resulting from the sale of the Company’s interest in Galyan’s Trading Company.

All stockholders will be receiving a new Letter of Transmittal. Stockholders that have already tendered shares at a specified price must deliver a new Letter of Transmittal to the Depositary if they wish to participate in the tender offer.

Stockholders that have already tendered their shares and indicated that they would accept the final price determined by the Company in the tender offer do not need to take any action unless they wish to change that direction.

Shortly after completion of the tender offer, the Company intends to declare a special dividend of $500 million in the aggregate. If the Company is unable to purchase $2 billion of common stock in the tender offer, it will consider various other options for the cash, including, among other things,

Three Limited Parkway    Columbus, Ohio 43230    www.LimitedBrands.com

additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. Stockholders who participate in the tender offer will not be entitled to receive the special dividend or other future distributions with respect to any shares the Company purchases.

A total of 17,560,989 shares of common stock have been deposited under the tender offer, including shares subject to guaranteed delivery. The closing price of Limited Brands’ common stock on the New York Stock Exchange on November 5, 2004 was $25.58.

ADJUSTED INFORMATION:

Adjusted information, which provides non-GAAP financial measures, is presented in order to improve investors’ understanding of expected financial results and improve comparability of financial information from period to period.

ABOUT LIMITED BRANDS:

Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,835 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities, and other any debt we incur, and the restrictions the agreements related to such debt impose upon us; our ability to implement our strategic and operational initiatives; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; risks associated with the possible lack of availability of suitable store locations on appropriate terms and other factors that may be described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this press release is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Three Limited Parkway    Columbus, Ohio 43230    www.LimitedBrands.com

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ADDITIONAL LEGAL INFORMATION:

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials (as amended and supplemented) that Limited Brands distributed to stockholders on October 7, 2004, as well as the additional materials to be distributed to stockholders. Stockholders should read all these materials carefully because they contain important information. Stockholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the supplement to the Offer to Purchase and other documents that Limited Brands filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

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For further information, please contact: Tom Katzenmeyer SVP, Investor, Media and Community Relations Limited Brands, Inc. 614-415-7076 www.Limitedbrands.com	For further information regarding the self-tender offer, please contact: D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 888-628-8208

Three Limited Parkway    Columbus, Ohio 43230    www.LimitedBrands.com